UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	0-23885

FUTURES STRATEGIC TRUST
(Exact name of registrant as specified in its charter)

900 King Street Suite 100 Rye Brook, New York 10573 (914) 307-7000

(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)

Limited Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Futures Strategic Trust, through Kenmar Preferred Investments Corp., its managing owner, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FUTURES STRATEGIC TRUST

Date: January 5, 2010	By:	Kenmar Preferred Investments Corp. its managing owner,

	By:	/s/ Lawrence S. Block
		Name:	Lawrence S. Block
		Title:	Senior Vice President and General Counsel